UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-42014

TOP WEALTH GROUP HOLDING LIMITED

(Translation of registrant’s name into English)

Units 714 & 715

7F, Hong Kong Plaza

Connaught Road West

Hong Kong
Tel: +852 36158567

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Departure of Certain Officers; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Kwok Kuen, YUEN

Effective on January 15, 2025, Kwok Kuen, YUEN (“Mr. Yuen”) resigned as the Chief Financial Officer of Top Wealth Group Holding Limited (the “Company”). Mr. Yuen has indicated his resignation is for personal reasons and not due to any disagreement with the Company.

Kong Wai, WONG

On January 15, 2025, the Board of Directors (the “Board”) of the Company approved the appointment of Kong Wai, WONG (“Mr. Wong”) as the Chief Financial Officer the Company, effective immediately, to fill the vacancy of Mr. Yuen. In connection with Mr. Wong’s appointment as the Chief Financial Officer of the Company, the Company and Mr. Wong entered into an agreement and agreed to receive annual compensation of HK$ 420,000 (approximately US$ 53,950).

Mr. Wong does not have a family relationship with any director or executive officer of the Company. He was not involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Wong is a seasoned finance and accounting professional with over 13 years of experience in accounting, auditing, and financial management. He specializes in U.S. GAAP and PCAOB standards, with extensive expertise in financial reporting and compliance for U.S.-listed companies. He has also managed financial teams and oversaw compliance for companies across various industries. Mr. Wong served as the Financial Controller in AlikeAudience Inc. from January 2020 to March 2024, and as the Financial Controller of Oranco, Inc. from January 2018 to March 2022. Propr to his role in Oranco, Inc., Mr. Wong has worked with top-tier accounting firms handling audits and financial reporting for IPO projects in major global stock exchanges including Hong Kong, Australia and U.S. markets. Mr. Wong received a bachelor degree from Edith Cowan University.

EXHIBITS INDEX

Exhibit No.	Description
10.1	Employment Agreement by and between Mr. Kong Wai, WONG and Top Wealth Group Holding Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2025	Top Wealth Group Holding Limited

	By:	/s/ Kim Kwan Kings, WONG
	Name:	Kim Kwan Kings, WONG
	Title:	Chief Executive Officer and Chairman

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